Exhibit (h)(5)

[HGI LETTERHEAD]

February 1, 2007

Hansberger Institutional Series

401 East Las Olas Blvd.

Suite 1700

Fort Lauderdale, FL 33301

Re:	Letter Agreement between Hansberger Institutional Series and Hansberger Global Investors, Inc. for Coordination of Quarterly Shareholder Mailing Services

Ladies and Gentleman:

The Board of Trustees of the Hansberger Institutional Series (the “Trust”) on behalf of each of its series (the “Funds”) has approved an amendment to the Trust’s Administration Agreement dated March 1, 2007 (the “Amendment”) whereby the Trust has contracted with State Street Bank and Trust Company (“State Street”), the Trust’s administrator, for the coordination of shareholder mailing services. As part of the services provided by State Street under the Amendment, State Street will coordinate the mailing of non-regulatory quarterly shareholder letters, which are prepared by Hansberger Global Investors, Inc. (“HGI”), the Trust’s investment adviser. Accordingly, HGI hereby undertakes and agrees to be obligated to pay any amounts under the Amendment that are associated with such mailings. Notwithstanding the foregoing, to the extent that the quarterly shareholder letters are mailed with a required regulatory shareholder mailing then the Trust will be solely responsible for the cost of the services provided by State Street under the Amendment.

The Trust may rely on this undertaking in preparing and filing its Registration Statement on Form N-1A with the Securities and Exchange Commission, in accruing each Fund’s expenses for purposes of calculating its net asset value per share and for other purposes permitted under Form N-1A and/or the Investment Company Act of 1940, as amended.

This letter may be modified by the Board of the Trust, including a majority of the “non-interested” Trustees of the Trust.

Hansberger Global Investors, Inc.

By:	/s/ Thomas A. Christensen, Jr.
Name:	Thomas A. Christensen, Jr.
Title:	Chief Financial Officer